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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )

                               VIRBAC CORPORATION
                       (Name of Subject Company (Issuer))

                       LABOGROUP HOLDING, INC. -- OFFEROR
                                 INTERLAB S.A.S
                                   VIRBAC S.A.
  VIRBAC CORPORATION -- (Issuer and subject company of Rule 13E-3 transaction) (Name of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    927649 10
                      (CUSIP Number of Class of Securities)

                ERIC MAREE                            WITH A COPY TO:
     CHAIRMAN OF THE MANAGEMENT BOARD                DAVID F. FREEDMAN
                VIRBAC S.A.                         BAKER & MCKENZIE LLP
          13 EME RUE LID - BP 27                1114 AVENUE OF THE AMERICAS
         06511 CARROS CEDEX, FRANCE               NEW YORK, NEW YORK 10036
            011-33-4-9208-7214                         (212) 626-4100

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

                            CALCULATION OF FILING FEE
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            TRANSACTION VALUATION*      |        AMOUNT OF FILING FEE**
----------------------------------------|---------------------------------------
                  47,409,768            |                $5,073
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*    Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Virbac Corporation, a Delaware corporation, other than the shares owned by Virbac S.A. and its subsidiaries, at a purchase price of $5.25 per share, net to the seller in cash, including all shares underlying outstanding options to purchase such common stock having an exercise price less than $5.25 per share. As of July 31, 2006 there were 22,644,240 shares of common stock outstanding, of which 13,613,808 shares are owned by Virbac S.A. and its subsidiaries.

** The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $5,073
                          Filing Party: Interlab S.A.S.
                     Form or Registration No.: Schedule TO-T

                           Date Filed: August 18, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

         This Amendment No. 1 amends and supplements the Tender Offer Statement, Rule 13E-3 Transaction Statement and amendment to Schedule 13D under Rule 13d-2 filed under cover of Schedule TO (this "Schedule TO") filed on August 18, 2006 by Virbac S.A., a corporation organized under the laws of France ("Parent"), Interlab S.A.S, a French company ("Interlab") and a wholly owned subsidiary of Virbac S.A., Labogroup Holding, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Virbac S.A., and Virbac Corporation, a Delaware corporation (the "Company"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, other than those Shares already owned by Purchaser, Virbac S.A. and their subsidiaries, except the Company and its subsidiaries, at $5.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2006 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated September 8, 2006 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(1)(K) and in the related Letter of Transmittal (which, together with the Offer to Purchase and the Supplement, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

         The information set forth in the Supplement, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Amendment No. 1 to the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Items 2, 4, 5, 6 and 8 of the Schedule TO are hereby amended and supplemented as follows:

ITEM 2   SUBJECT COMPANY INFORMATION.

         (a) The information set forth in the Supplement under the headings, "INTRODUCTION," and "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company," is incorporated herein by reference.

         (b) The information set forth in the Supplement under the heading, "INTRODUCTION," is incorporated herein by reference.

ITEM 4   TERMS OF THE TRANSACTION.

         (a) The information set forth in the Supplement under the heading, "THE TENDER OFFER -- Section 3. Procedure for Accepting the Offer and Tendering Shares," is incorporated herein by reference.

ITEM 5   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (b) The information set forth in the Supplement under the heading, "SPECIAL FACTORS -- Section II. Background of the Offer," is incorporated herein by reference.

ITEM 6   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1) through (5) and (c)(7)   The information set forth in the
Supplement under the heading, "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

ITEM 8   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Supplement under the heading, "SPECIAL FACTORS -- Section IX. Interests of Certain Parties in the Offer and the Merger," is incorporated herein by reference.

Item 10 of the Schedule TO is hereby amended and restated in its entirety as follows:

ITEM 10. FINANCIAL STATEMENTS.

         (a), (b) and (c) Pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of the Parent, Interlab and Purchaser are not material to the Offer.

Items 11, 12 and 13 of the Schedule TO are hereby amended and supplemented as follows:

ITEM 11  ADDITIONAL INFORMATION.

         (a)(5) The information set forth in the Supplement under the headings, "SPECIAL FACTORS -- Section II. Background of the Offer" and "THE TENDER OFFER -- Section 14. Certain Legal Matters; Regulatory Approvals," is incorporated herein by reference.

ITEM 12.          EXHIBITS.

(a)(1)(K)         Supplement to Offer to Purchase, dated September 8, 2006.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E - 3.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (c) The information set forth in the Supplement under the heading, "SPECIAL FACTORS -- Section IV. Position of Virbac S.A. and Purchaser regarding Fairness of the Offer and the Merger," is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (b) The information set forth in the Supplement under the heading, "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

         (c)(8) The information set forth in the Supplement under the heading, "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         (a) The information set forth in the Supplement under the heading, "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

         (b) The information set forth in the Supplement under the heading, "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

         (c) The information set forth in the Supplement under the heading, "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

         (a) through (f) The information set forth in the Supplement under the headings, "INTRODUCTION," "SPECIAL FACTORS -- Section II. Background of the Offer," "SPECIAL FACTORS -- Section III. Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; The Merger Agreement," "SPECIAL FACTORS -- Section IV. Position of Virbac S.A. and Purchaser regarding Fairness of the Offer and the Merger," and "SPECIAL FACTORS -- Section V. Reports, Opinions and Appraisals/Company Projections," is incorporated herein by reference.

Item 9.  Reports, Opinion, Appraisals and Negotiations.

         (a) through (c) The information set forth in the Supplement under the heading, "SPECIAL FACTORS --Section V. Reports, Opinions and Appraisals/Company Projections," is incorporated herein by reference.

Item 13. Financial Information.

         (a) and (c)     The information set forth in the Supplement under the
heading, "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company," is incorporated herein by reference. The financial data and financial statements included in Item 6 and Item 8, respectively, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the financial statements and other financial information included in Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, are hereby incorporated by reference.

         (b)      Not applicable.

Item 16. Exhibits.

         (a)(1)(L) Schedule 14D-9 filed by Virbac Corporation on August 18, 2006 (incorporated by reference to Schedule 14D-9 filed by Virbac Corporation on August 18, 2006).

         (a)(1)(M) Amendment No. 1 to Schedule 14D-9 filed by Virbac Corporation on September 8, 2006 (incorporated by reference to Amendment No. 1 to Schedule 14D-9 filed by Virbac Corporation on September 8, 2006).

         (c)(1) Amended and Restated Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Company and the Board of Directors of the Company, dated August 7, 2006. (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 1 to
                         Schedule 14D-9 filed by Virbac Corporation on September 8, 2006).

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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006


                                               LABOGROUP HOLDING, INC.


                                               By: /s/ Eric Maree
                                                   -----------------------------
                                               Name:  Eric Maree
                                               Title: President



                                               INTERLAB S.A.S.


                                               By: /s/ Eric Maree
                                                   -----------------------------
                                               Name:  Eric Maree
                                               Title: Chief Executive Officer



                                               VIRBAC S.A.


                                               By: /s/ Eric Maree
                                                   -----------------------------
                                               Name:  Eric Maree
                                               Title: Chairman of the Management
                                                        Board



                                               VIRBAC CORPORATION


                                               By: /s/ Erik Martinez
                                                   -----------------------------
                                               Name:  Erik Martinez
                                               Title: President and Chief
                                                        Executive Officer

                                  EXHIBIT INDEX

(a)(1)(K)         Supplement to Offer to Purchase, dated September 8, 2006.

(a)(1)(L) Schedule 14D-9 filed by Virbac Corporation on August 18, 2006 (incorporated by reference to Schedule 14D-9 filed by Virbac Corporation on August 18, 2006).

(a)(1)(M) Amendment No. 1 to Schedule 14D-9 filed by Virbac Corporation on September 8, 2006 (incorporated by reference to Amendment No. 1 to Schedule 14D-9 filed by Virbac Corporation on September 8, 2006).

(c)(1) Amended and Restated Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Company and the Board of Directors of the Company, dated August 7, 2006 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 1 to Schedule 14D-9 filed by Virbac Corporation on September 8, 2006).

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